Paradigm Oil and Gas, Inc.
31 Walmer Road, Suite 6
Toronto, ON M5R 2W7

July 15, 2008

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn:     Laura Nicholson, Esq.

Division of Corporation Finance

Re:	Paradigm Oil and Gas, Inc.
Schedule 14A
Filed June 18, 2008
File No. 333-103780

Dear Ms. Nicholson:

We are writing in connection with the letter of the Staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 7, 2008 addressed to Paradigm Oil and Gas, Inc. (the “Company”) with respect to the above-referenced filing. The Company previously responded, via its counsel, to the Staff’s letter on July 10, 2008.

In connection with that response, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Marc Juliar
Marc Juliar
Chief Executive Officer